AB 3/9

UNI
SECURITIES AND
Washington, D.C. 20549

09058911

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65199

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dividend Capital Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

518 17th Street, 12th Floor
(No. and Street)

Denver (City) Colorado (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles Murray 303-228-2200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

707 17th Street, Suite 2700 (Address) Denver (City) Colorado (State) 80202 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dividend Capital Securities LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DAWN R ROGERS NOTARY PUBLIC STATE OF COLORADO

Charle Murray
Signature

Designated Principal PRESIDENT, DCS
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

DIVIDEND CAPITAL SECURITIES LLC

(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Financial Statements and Supplementary Information

December 31, 2008

(With Independent Auditors' Report Thereon)

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Table of Contents

KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202

Independent Auditors' Report

The Member
Dividend Capital Securities LLC:

We have audited the accompanying statement of financial condition of Dividend Capital Securities LLC (a wholly owned subsidiary of Dividend Capital Securities Group LLLP) (the Company) as of December 31, 2008, and the related statement of income and member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dividend Capital Securities LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, Computation of Net Capital under Rule 15c3-1, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2009

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Statement of Financial Condition

December 31, 2008

Assets		
Cash and cash equivalents	$	1,455,028
Investments at fair value		100,000
Accounts receivable – related parties		1,369,533
Property and equipment, net of accumulated depreciation of $46,027		95,452
Trading securities – warrants		24,087
Other assets		385,924
Total assets	$	3,430,024
Liabilities and Member's Equity		
Liabilities:		
Accounts payable ($146,601 due to related parties)	$	572,445
Accrued commissions and bonuses – related parties		418,902
Accrued commissions		731,860
Total liabilities		1,723,207
Member's equity		1,706,817
Commitments and contingencies		
Total liabilities and member's equity	$	3,430,024

See accompanying notes to financial statements.

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Statement of Income and Member's Equity

Year ended December 31, 2008

Revenue:	
Dealer manager fees – related parties	$ 12,222,717
Marketing fees – related party	7,170,498
Interest and other income	16,808
Unrealized loss on trading securities	(333,771)
Commissions, net	—
Total revenue	19,076,252
Expenses:	
Commissions – related parties	5,229,728
Payroll and benefits	1,657,057
Selling and marketing	5,122,517
General and administrative	1,892,165
Total expenses	13,901,467
Net income	5,174,785
Member's equity, beginning of year	1,966,032
Capital distributions	(5,434,000)
Member's equity, end of year	$ 1,706,817

See accompanying notes to financial statements.

DIVIDEND CAPITAL SECURITIES LLC
(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Statement of Cash Flows

Year ended December 31, 2008

Cash flows from operating activities:		
Net income	$	5,174,785
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		20,237
Unrealized loss on trading securities		333,771
Changes in operating assets and liabilities:		
Decrease in accounts receivable – related parties		614,251
Increase in other assets		(52,859)
Decrease in accounts payable		(125,291)
Decrease in accrued commissions and accrued commissions and bonuses – related parties		(474,338)
Net cash provided by operating activities		5,490,556
Cash flows from investing activities:		
Acquisitions of property and equipment		(108,303)
Purchases of certificates of deposit		(100,000)
Net cash used in investing activities		(208,303)
Cash flows from financing activities:		
Capital distributions to member		(5,434,000)
Net decrease in cash and cash equivalents		(151,747)
Cash and cash equivalents, beginning of year		1,606,775
Cash and cash equivalents, end of year	$	1,455,028

See accompanying notes to financial statements.

(1) Organization

Dividend Capital Securities LLC (the Company) is a wholly owned subsidiary of Dividend Capital Securities Group LLLP (DCSG). The Company was formed as a limited liability company on December 20, 2001, under the laws of the State of Colorado. The Company is a broker/dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company conducts business primarily as a broker/dealer to offer shares of Dividend Capital Total Realty Trust Inc. (TRT), a related party. The Company also offers units of limited partnership interest (Dividend Capital Exchange Units or DCX Units), which are intended to be the substantial economic equivalent of a like number of TRT shares, and collects distribution fees from Dividend Capital Realty Income Allocation Fund (DCRIAF), Dividend Capital Realty Income Fund (DCRIF), and Dividend Capital Global Realty Exposure Fund (DCW), related parties.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Valuation of trading securities requires the use of significant estimates and judgments. Due to uncertainties inherent in the estimation process, it is at least reasonably possible that these estimates could be materially revised within the next year.

(c) Cash and Cash Equivalents

Cash and highly liquid short-term investments with original maturities of three months or less are considered to be cash and cash equivalents.

The Company's cash and cash equivalents are financial instruments that are exposed to concentrations of credit risk. The Company invests its cash with high quality federally insured institutions. Cash balances with any one institution may be in excess of federally insured limits or may be invested in nonfederally insured money market accounts. The Company has not realized any losses in such cash investments or accounts and believes it is not exposed to any significant credit risk.

(d) Investments at Fair Value

Investments at fair value represent certificates of deposit held by the Company at the balance sheet date. The scheduled maturity of outstanding deposits is twelve months from the date of purchase.

(e) ***Property and Equipment***

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful life of all property and equipment is five years.

(f) ***Income Taxes***

The Company is treated as a single member limited liability company and, as such, is disregarded as a separate entity for federal and, to the extent possible, applicable state income tax purposes. Accordingly, the tax effects of the Company flow through to DCSG, the sole member. The sole member of the Company is a limited liability limited partnership, which is also a nontaxable entity and flows through its pro rata share of its taxable income to the tax returns of the individual partners.

(g) ***Warrants***

The Company had a Dealer Management Agreement (the DCT Dealer Agreement) with DCT Industrial Trust Inc. (DCT) to sell shares of the common stock of DCT (the DCT Shares), which includes shares pursuant to DCT's Distribution Reinvestment Plan (DRIP). Under the terms of the DCT Dealer Agreement, for every 25 DCT shares sold, the Company received one warrant to purchase one share of DCT common stock for a total cost of approximately $2,200. The warrants are exercisable for five years beginning one year after the effective date of the applicable offering (July 17, 2002 or April 16, 2004), at a price of $12 per share. Offerings subsequent to the offering effective on April 16, 2004 do not include a provision for warrants to be issued to the Company. The warrants related to the first offering expired July 16, 2007, and warrants related to the second offering will expire on April 15, 2009. At the Company's discretion, it may transfer all or a portion of the remaining warrants to the participating broker/dealers. Effective September 13, 2005, there were 999,947 and 1,199,908 warrants related to the first and second offerings, respectively, issued to the Company. As of December 31, 2008, the Company has transferred 174,407 and 367,200 warrants related to the first and second offerings, respectively, to participating broker/dealers. No warrants were transferred to participating broker/dealers during the year ended December 31, 2008. During July 2007, the 825,540 warrants remaining from the first offering expired.

The Company classifies these warrants as trading securities. At this time, the Company does not expect to transfer any additional warrants to the participating broker/dealers. Trading securities are recorded at fair value, and the unrealized holding gains and losses on trading securities are included in earnings. The Company measures fair value using the Black-Scholes dilution option pricing model. The Company used the following assumptions to value the warrants: (i) expected dividend yield of 11.07%, (ii) expected volatility of 83.64%, (iii) expected term of 0.29 years (3.5 months), and (iv) a risk-free interest rate of 0.11%.

(h) ***Revenue Recognition***

The Company earns a dealer manager fee for managing the offering of TRT's common shares and DCX Units. The Company also earned a fee for providing marketing services to DCRIF through its liquidation in December 2008 and DCW through June 30, 2008. Revenue is earned from commissions where the Company is the broker/dealer of record for security transactions and the revenue is earned upon consummation of the sale of the securities or DCX Units. Revenue from commissions is reported net of commissions expense as the Company acts as an agent in the transaction. Dealer manager fees are earned upon the consummation of the sale of securities or DCX Units. Marketing fees were recognized as income when the fees are earned and become due and payable.

(3) Commissions and Fees

The Company has a Dealer Manager Agreement with TRT to sell shares of the common stock of TRT (the TRT Shares) under TRT's first and second public offerings, which includes shares pursuant to TRT's DRIP. TRT's first public offering terminated on January 21, 2008, and the second public offering was declared effective on January 22, 2008. As consideration for its services, the Company will receive commissions of up to six percent (6.0%) of the gross offering proceeds, plus a dealer manager fee of up to two and a half percent (2.5%) of gross offering proceeds. Pursuant to the first public offering, the Company received a servicing fee up to one percent (1.0%) of the undiscounted selling price of the shares issued pursuant to TRT's DRIP. Such servicing fees are included in commissions, net, in the accompanying statement of income and members' equity. All or substantially all of the servicing fees are expected to be reallowed to participating brokers/dealers. There is no servicing fee associated with TRT's second public offering.

The Company has signed a number of Selected Dealer Agreements (the Selected Agreements) with various broker/dealers to sell the TRT Shares to the public. Under the Selected Agreements, the Company will pay the broker/dealers a commission of up to six percent (6%) of gross proceeds. Commissions are paid to the broker/dealers within 30 days of the Company receiving its commissions from TRT. The Company recognized gross commission revenue of $20,114,622 and gross commission expense of $20,114,622 during the year ended December 31, 2008. These amounts are recorded net of each other under Emerging Issues Task Force (EITF) Issue No. 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent*, and are presented as commissions, net in the accompanying statement of income and member's equity.

The Company has a Dealer Management Agreement with Dividend Capital Total Realty Operating Partnership LP (DCTROP), for which TRT is the general partner, to sell DCX Units. As consideration for its services, the Company will receive up to five percent (5.0%) and up to one and a half percent (1.5%) of the Replacement Property Equity Amount (as defined in the Dealer Manager Agreement) for commissions and the dealer manager fee, respectively. All or substantially all of the commissions are expected to be paid to participating broker/dealers. The Company recognized gross commission revenue of $3,151,366 and gross commission expense of $3,151,366 during the year ended December 31, 2008. These amounts are presented as commissions, net, consistent with TRT commissions, as discussed above.

(Continued)

The Company had an agreement with Dividend Capital Investments LLC (DCI), a related party, to provide marketing services for DCRIF and DCW. As consideration for its services, the Company received a fee equal to 30% of the monthly asset management fee paid by DCRIF to DCI and 2.5% of the monthly asset management fee paid by DCW to DCI. The agreement between DCI and DCW expired on June 30, 2008. DCRIF was liquidated during December 2008.

(4) Fair Value Disclosures

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances. Certificates of deposit and trading securities – warrants are the Company's only assets or liabilities that are reported at fair value on a recurring basis.

Assets and liabilities that are reported at fair value are classified in one of the following categories:

Level 1 – Quoted prices (unadjusted) in active markets for identical securities at the measurement date.

Level 2 – Pricing inputs are other than quoted prices included within Level 1 that are observable for the security, either directly or indirectly. Level 2 pricing inputs include quoted prices for similar securities in active markets, quoted prices for identical or similar securities in markets that are not active, inputs other than quoted prices that are observable for the security, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Pricing inputs are unobservable for the security and are based on the entity's own assumptions about the assumptions that a market participant would use, including inputs derived from extrapolation and interpolation that are not corroborated by observable market data.

In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the security in its entirety falls is determined based on the lowest level input that is significant to the security in its entirety. Assessing the significance of a particular input to the security in its entirety requires judgment, and considers factors specific to the security.

Certificates of deposit are recorded at cost, which approximates fair value because interest rates on the certificates of deposit are consistent with rates available to the Company for similar instruments. As such, certificates of deposit fall within Level 1 of the fair value hierarchy.

The valuation of trading securities is determined using the Black-Scholes dilution option pricing model, which utilizes inputs that are derived principally from or corroborated by observable market data. As such, trading securities fall within Level 2 of the fair value hierarchy.

(Continued)

The following table summarizes the Company's fair value measurements as of December 31, 2008:

		Certificates of deposit	Trading securities – warrants
Quoted prices in active markets for identical assets (Level 1)	$	100,000	—
Significant other observable inputs (Level 2)		—	24,087
Significant unobservable inputs (Level 3)		—	—
Fair value measurements	$	100,000	24,087

(5) Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6⅔% of aggregate indebtedness, whichever is greater, not to exceed aggregate indebtedness to net capital ratio of 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1 to aggregate indebtedness. At December 31, 2008, the Company had regulatory net capital of $669,326, which was $554,446 in excess of its minimum net capital requirement of $114,880. At December 31, 2008, the aggregate indebtedness to net capital ratio was 2.57 to 1.00.

(6) Related-Party Transactions

The Company has agreements with related parties, which require the Company to pay allocated expenses from the related party, including: payroll-related expenses, office supplies, rent, insurance, taxes, and other ordinary administrative expenses. The overhead expenses are allocated to the relevant entities, including the Company, according to the headcount associated with each entity. The Company incurred $1,214,517 of these related-party expenses for the year ended December 31, 2008, which are included in general and administrative expense in the accompanying statement of income and member's equity. Additionally, all revenue earned by the Company is from related parties and a portion of the commissions paid by the Company is to related parties (note 3).

(7) Rule 15c3-3

The Company is exempt from Rule 15c3-3 under Subsection k(2)(i). Under this exemption, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

Schedule I

DIVIDEND CAPITAL SECURITIES LLC

(A Wholly Owned Subsidiary of Dividend Capital Securities Group LLLP)

Computation of Net Capital under Rule 15c3-1

December 31, 2008

Net capital:		
Member's equity	$	1,706,817
Less nonallowable assets:		
Property and equipment, net		95,452
Accounts receivable – related parties		532,028
Other assets		385,924
Trading securities – warrants		24,087
Net capital		669,326
Minimum required net capital (greater of 6⅔% of aggregate indebtedness or $5,000)		114,880
Capital in excess of minimum requirements	$	554,446

The computation of net capital in conjunction with Form X-17A-5 as of December 31, 2008, as filed on January 26, 2009, differs from the computation under Rule 15c3-3-1, as calculated above, as follows:

		Per Form X-17-A-5	Adjustments	Per computation above
Member's equity	$	1,849,196	(142,379)	1,706,817
Property and equipment, net		(95,452)	—	(95,452)
Accounts receivable		(555,923)	23,895	(532,028)
Other assets		(385,128)	(796)	(385,924)
Trading securities – warrants		(125,119)	101,032	(24,087)
		687,574	(18,248)	669,326
Minimum required net capital		113,664	1,216	114,880
Capital in excess of minimum requirements	$	573,910	(19,464)	554,446

See accompanying independent auditors' report.

KPMG LLP
Suite 2700
707 Seventeenth Street
Denver, CO 80202

Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5

The Member
Dividend Capital Securities LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Dividend Capital Securities LLC (a wholly owned subsidiary of Dividend Capital Securities Group LLLP) (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2009